Third Quarter Interim Report
for the period ended November 30, 2003

LEADING BRANDS, INC.
THIRD QUARTER RESULTS
PERIOD ENDED NOVEMBER 30, 2003

To Our Shareholders:

Revenue for the third quarter ended November 30, 2003 was $9,370,000US ($12,490,000Cdn) compared to $10,791,000US ($16,996,000Cdn) in the same quarter of the prior year. Net Loss before taxes was $597,000US ($795,000Cdn) or $0.04US ($0.05Cdn) per share, compared to a net loss before taxes of $722,000US ($1,138,000Cdn) in Q3 of last year. The quarterly net loss was directly attributable to the Company’s US subsidiary and the reorganization of that operation during the Fall where certain severance expenses and continuances were incurred. The Company’s Canadian operations broke even for the quarter, which is comparable to its best third quarter ever.

Year to date revenues were $34,137,000US ($47,354,000Cdn), compared to $37,782,000US ($59,068,000Cdn) last year. Net loss for the first three quarters of the year was $262,000US ($336,000Cdn) versus net income of $1,038,000US ($1,614,000Cdn) after the third quarter of 2002.

As we previously announced, commencing this fiscal year, our largest co-pack customer changed the way in which we bill them from a full case cost to co-pack fee basis. That simple adjustment reduced our revenues by more than $4,100,000US ($5,500,000Cdn) in Q3 alone and $11,000,000US ($15,100,000Cdn) over the first three quarters of the year, but did not impact net income. If the status quo had been maintained, we would have reported record YTD revenues of approximately $45,000,000US ($62,000,000Cdn), a US dollar denominated increase over the same period last year of 19%. While such a large percentage of our volume is concentrated in our bottling operations, we will from time to time experience revenue fluctuations of this nature. Again, they do not impact our profitability, just our stated revenue.

During the quarter we set about the task of restructuring our US operations. Recent losses there were completely unnecessary and we have initiated the personnel changes we believe will right that course. Our efforts to fix that division are now virtually complete. Our US management needs simply to concentrate on generating profitable sales in that market. We are also analyzing the relevance of certain licensed brands to our company and are taking steps to rationalize our US product mix. We are strongly committed to developing our own brands and are particularly optimistic concerning the initial excitement we have witnessed in regards the launch of our new Soy2O brand. We are presently rolling out the new TREK™ Nitro flavor and are allocating resources to profitably building a strong brand identity in specific key markets.

After a year of intense effort, our plants are back running as efficiently as they did before the changes of 2002-03. We are looking forward to reaping the benefits of those changes through the coming year.

Over the past three years we had invested more than $5,000,000Cdn in our plant and equipment to increase processing speeds and efficiencies. Most of that investment came from our working capital. At the end of December we restructured our loan facilities with our principal banker to re-advance more than $2,000,000 Cdn on our long term loans, which in turn dramatically improved our current ratio going into Q4. As an interesting side-note, Stagnito’s 2003 Food & Beverage Report ranked Leading Brands as the World’s 75th largest beverage company with business in the US. That is no small achievement in less than 10 years of operations.

The Company will continue to provide updates in its newsletter on the first of most months, posted at www.LBIX.com.

Thank you for your continued support.

LEADING BRANDS, INC.
MANAGEMENT DISCUSSION AND ANALYSIS
QUARTER ENDED NOVEMBER 30, 2003
(EXPRESSED IN UNITED STATES DOLLARS)

SALES

Sales for the quarter ended November 30, 2003 were $9,369,965 compared to $10,791,059 in the previous year, representing a decrease of $1,421,094. The decrease of 13.2% is attributed to the following:

  decrease in sales due to a change in billing method from full case cost to co-pack fee of a major customer. (32.2%)
  increase in US dollar sales due to differences in conversion rates (19%)
  increase in sales from production facilities (6%)
  decrease in sales of branded products (6%)

Sales for the nine months ended November 30, 2003 decreased $3.6 million or 9.6% due to the decrease in sales due to a change in billing method of 25.6%, increase in US dollar sales due to conversion rates of 10%, decrease in sales in production facilities due to new line installations of 1% and increase in sales of branded products of 7%.

COST OF SALES AND MARGIN

Cost of sales decreased $1,780,326 from $9,076,688 to $7,296,362 for the quarter due to a change in billing method for a major customer, and improved margins in branded products. This decrease was partially offset by an increase in US dollar cost of sales related to a significant change in exchange rates. The margin percentage increased from 15.9% to 22.1% from the prior year due to the change in the billing method for a major co-pack customer and improved margins in branded products. Cost of sales decreased $3,859,920 from $29,829,873 to $25,969,953 for the nine months ended November 30, 2003, for the reasons provided above. The margin percentage of 23.9% year to date is consistent with the quarter, and increased over the prior year for the reasons mentioned above.

SELLING, GENERAL AND ADMINISTRATION EXPENSES

These expenses increased $213,582 to $2,280,375 due to the change in US exchange rates. These costs were $215,460 lower in Canadian dollars for the quarter. Costs related to sales in the United States increased for the quarter over last year. These increased costs were offset by savings in the Canadian operations.

For the nine months ended November 30, 2003, these expenses were higher due to the higher wage and other costs related to the Company’s sales in the United States and the change in US exchange rates. This increase was partially offset by savings in the Canadian operations.

OTHER EXPENSES

Depreciation in the quarter increased by $46,428 from $187,415 in the prior year to $233,843. This change was partially due to an increase in capital to improve the production facilities ($16,535 Canadian Funds) and the balance was due to the effect of exchange rates. Amortization in the quarter decreased by $13,867 from $78,713 in the prior year to $64,846 due to the reduction in deferred costs offset by the effect of exchange rates. There was a decrease in amortization in the amount of $37,534 in Canadian funds.

Interest decreased by $22,188 from $104,699 to $82,511. The decrease is mostly due to the conversion of preferred share debt to common shares in December 2002. On a year to date basis, the same trends and reasons for changes compared to the prior year for depreciation and interest are applicable. There was an increase in amortization in the amount of $9,876 in Canadian funds on a year and date basis.

INCOME TAXES

In the quarter, the company recorded current and future income tax amounts based on the Company’s results at the current income tax rate.

For the nine months ended November 30, 2003, the company recorded $963,453 in future income tax assets that were previously not recognized and $57,032 related to the current quarter results, compared to $945,579 for previously unrecognized future income tax assets in the prior year for the same period. The Company recorded an expense for current income taxes in the amount of $331,721, related to income before depreciation in the Canadian operations.

LIQUIDITY AND CAPITAL RESOURCES

As at November 30, 2003, the Company had negative working capital of $2,344,129 compared to negative working capital of $1,444,111 at the prior year end. Bank indebtedness was $4,274,460 compared to $2,914,542 for the prior year end. There were no cash or cash equivalents as at November 30, 2003 or the previous year end. The Company has unused borrowing capacity of $729,000 as at November 30, 2003. The increase in borrowing is due to higher inventory and accounts receivable balances due to the seasonal nature of the business, higher capital asset balances, and the effect of exchange rates.

CASH FLOWS

Quarter Ending November 30, 2003

Net cash utilized in operating activities for the quarter ended November 30, 2003 was $78,063 compared to $72,831 generated in the prior year for the same period. Operations utilized $271,138 of cash compared to $158,003 in the prior year. Working capital changes generated $211,220 from seasonal decreases in accounts receivable and inventory offset by an increase in prepaid expenses and a decrease in accounts payable. In the prior year working capital changes generated $286,884 due to decreases in accounts receivable, partially offset by decreases in accounts payable, and increases in prepaid expenses and inventory. The Company recorded future income tax amounts of $57,032 relating to the current quarter operations compared to $298,413 in previously unrecognized future income tax amounts for the previous year. The Company recorded a current income tax expense in the amount of $30,209 relating to income before depreciation in the Canadian operations.

Net cash generated from investing activities was $8,892 compared to $665,942 utilized in the prior year. In the current year, purchases of capital assets and expenditures were significantly reduced. The plant improvements were largely completed in the earlier quarters. The expenditures on deferred costs relate to product development costs of the Company’s new Soy2O product. In the prior year, expenditures of $348,122 were made primarily on new production equipment, expenditure on deferred costs of $120,586 were related to the Trek and Pez products, and $196,825 was expended to support the Company’s investment related to the Quick Home Delivery operations.

Financing activities generated $287,191 compared to $590,814 for the same period last year. Common shares were issued for $20,000 compared to $61,194 in the prior year. Bank indebtedness increased by $230,426 compared to an increase of $71,121 in the prior year. Long term debt increased by $36,765 in the quarter, due to the effect of exchange rates. Long term debt decreased by $203,742 in Canadian funds. In the prior year, long term debt generated $458,499, consisting of a $634,921 increase in term loan, less repayment $176,422.

Nine Months Ending November 30, 2003

Net cash utilized in operating activities for the nine months ended November 30, 2003 was $950,463 compared to $615,226 generated in the prior year. Operations generated $701,354 of cash compared to $1,773,008 that was generated in the prior year. Working capital changes utilized $967,818 due to increases in accounts receivable and inventory, a decrease in accounts payable, partially offset by a decrease in prepaid expenses. In the prior year working capital changes utilized $631,891 due to increases in inventory, accounts receivable and prepaid expenses, partially offset by increases in accounts payable. The Company recorded previously unrecognized future income tax assets amounting to $963,453, and $57,032 in future income tax assets related to current operations compared to $945,579 in previously unrecognized future income tax assets for the prior year.

Net cash utilized in investing activities was $130,136 compared to $2,021,080 in the prior year. The primary reasons for the differences are the reduction in spending on new production equipment and product development costs and the discontinuation of advances to support Quick Home Delivery operations.

Financing activities generated $1,520,957 compared to $1,434,763 for the same period last year. Common shares were issued for $310,849 compared to $139,824 issued and $73,526 received for shares to be issued in the prior year. Bank indebtedness increased by $1,359,918 compared to an increase of $1,302,974 in the prior year. Long term debt decreased $149,810 compared to $81,561 in the prior year. In the current year, the decrease in long term debt was impacted by the significant change in the US exchange rate. Long term debt decreased by $739,925 in Canadian dollars for the nine months ended November 30, 2003. In the prior year, long term debt decreased by $81,561 consisting of a $634,921 increase in term loan, less repayment of $716,482.

LEADING BRANDS, INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

(EXPRESSED IN	November 30	February 28
UNITED STATES DOLLARS)	2003	2003

ASSETS
Accounts receivable	$2,651,064	$2,558,729
Inventory	4,266,754	3,789,108
Prepaid expenses	505,633	753,850
Future Income Taxes	585,021	512,129
	8,008,472	7,613,816
Capital assets	9,864,868	9,216,843
Trademarks and rights	83,873	85,130
Goodwill (Note 4)	2,581,436	2,259,800
Deferred costs	881,708	815,655
Long-term investments
and other costs (Note 4)	76,976	67,386
Future Income Taxes (Note 5)	2,096,085	890,162
	$23,593,418	$20,948,792

LIABILITIES
Bank indebtedness	$4,274,460	$2,914,542
Accounts payable and
accrued liabilities	4,934,719	5,445,359
Current Income Tax
Payable (Note 5)	346,281	–
Current portion of
long-term debt (Note 7)	797,141	698,026
	10,352,601	9,057,927
Long-term debt (Note 7)	2,002,247	2,251,173
	12,354,848	11,309,100

SHAREHOLDERS’ EQUITY
Share capital (Note 3)
Common shares	25,795,379	25,484,530
Common Contributed
Surplus	141,460	30,568
Deficit	(15,938,819)	(15,676,561)
Currency translation
adjustment	1,240,550	(198,845)
	11,238,570	9,639,692
	$23,593,418	$20,948,792

LEADING BRANDS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three months	Three months	Nine months	Nine months
	ending	ending	ending	ending
(EXPRESSED IN	November 30	November 30	November 30	November 30
UNITED STATES DOLLARS)	2003	2002	2003	2002

Cash provided by (used in)
OPERATING ACTIVITIES
Net income (loss)	$(569,827)	$(424,131)	$(262,258)	$1,038,405
Items not involving cash:
Depreciation and
Amortization	298,689	266,128	870,907	734,603
Interest accretion on
convertible preferred
shares	–	46,243	–	139,815
Loss (gain) on sale
of assets	8,678	(705)	8,678	(5,841)
Changes in non-cash
operating working
capital items (Note 6)	211,220	286,884	(967,818)	(631,891)
Stock Compensation
Expense for
Options issued	–	–	92,705	–
Provision for advances
to Northland
Technologies Inc.	–	196,825	–	285,714
Future Income Taxes	(57,032)	(298,413)	(1,020,485)	(945,579)
Current Income Taxes	30,209	–	327,808	–
	(78,063)	72,831	(950,463)	615,226

INVESTING ACTIVITIES
Purchase of capital assets	(19,420)	(348,122)	(111,094)	(792,611)
Advances to Northland
Technologies Inc.	–	(196,825)	–	(554,570)
Proceeds on sale of
capital assets	31,997	6,597	58,582	18,042
Expenditures on
deferred costs	(3,685)	(120,586)	(77,624)	(677,218)
Other investments
and advances	–	(7,006)	–	(14,723)
	8,892	(665,942)	(130,136)	(2,021,080)

FINANCING ACTIVITIES
Increase in
bank indebtedness	230,426	71,121	1,359,918	1,302,974
Issue of common
share capital	20,000	61,194	310,849	139,824
Obligation to issue
common shares	–	–	–	73,526
Proceeds from additional
long-term debt	36,765	634,921	–	634,921
Repayment of
long-term debt	–	(176,422)	(149,810)	(716,482)
	287,191	590,814	1,520,957	1,434,763
	$218,020	$(2,297)	$440,358	$28,909
Effect of exchange
rate changes
on cash	$(218,020)	$2,297	$(440,358)	$(28,909)
Cash, beginning and
end of year	$–	$–	$–	$–
Supplementary
Information
Interest paid	$103,394	$58,457	$255,593	$161,916
Income tax paid	$–	$–	$3,913	$–
Non-cash financing
and investing activities:
Stock based compensation	$–	$–	$92,705	$–
Reclassification
of deferred
start-up charges	$135,413	$–	$135,413	$–

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS)
(UNAUDITED)

	Three months	Three months	Nine months	Nine months
	ending	ending	ending	ending
(EXPRESSED IN	November 30	November 30	November 30	November 30
UNITED STATES DOLLARS	2003	2002	2003	2002

Sales	$9,369,965	$10,791,059	$34,137,067	$37,782,472
Cost of sales	7,296,362	9,076,688	25,969,953	29,829,873
Operations, selling,
general &
administration
expenses	2,280,375	2,066,793	7,985,255	6,799,044
Amortization of
capital assets	233,843	187,415	660,672	554,447
Amortization of
deferred costs
and other	64,846	78,713	210,236	180,156
Interest on long term debt	30,189	58,749	119,439	161,211
Interest on current debt	52,322	21,708	133,856	97,580
Interest accretion on
convertible preferred
shares	–	24,242	–	73,176
Loss (Gain) on
sale of assets	8,678	(706)	8,678	(5,840)
	9,966,615	11,513,602	35,088,089	37,689,647
Net income (loss)
before taxes	(596,650)	(722,543)	(951,022)	92,825

Income taxes (expenses) recovery

Current	(30,209)	–	(331,721)	–
Future Income Tax	57,032	298,412	1,020,485	945,579
Net income
(loss) after
income taxes	(569,827)	(424,131)	(262,258)	1,038,404
Deficit, beginning
of period	(15,368,992)	(7,955,095)	(15,676,561)	(9,404,297)
Preferred share
dividends	–	6,571	–	19,904
Deficit, end
of period	(15,938,819)	(8,385,797)	(15,938,819)	(8,385,797)

EARNINGS (LOSS) PER SHARE
Basic	$(0.04)	$(0.03)	$(0.02)	$0.08
Fully diluted	$(0.04)	$(0.03)	$(0.02)	$0.06
Weighted average
number of shares
outstanding	15,037,971	13,635,015	14,919,597	13,590,442

LEADING BRANDS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(EXPRESSED IN UNITED STATES DOLLARS)

1. BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information by the Company without audit. These interim financial statements do not include all the disclosures required under Canadian Generally Accepted Accounting Principles and should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

These interim financial statements follow the same accounting policies and methods of their application as the most recent audited annual consolidated financial statements.

Results of operations for interim periods are not indicative of annual results.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company accounts for stock-based compensation in accordance with the CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The standard requires that all stock-based awards made to consultants be measured and recognized using a fair value based method such as the Black Scholes option pricing model. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The Company uses the intrinsic value method of accounting for stock options granted to employees and directors (for services rendered as a director) as allowed under the section. Under this method, compensation cost is not recognized in the financial statements for stock options granted to directors and employees when the exercise price of the options granted equals or exceeds the market value of the underlying common shares on the date of grant. The proceeds received on the exercise of stock options are credited to share capital. The section does, however, require the disclosure on a pro-forma basis of the impact on operations of using the fair value based method for stock options granted to directors and employees. Compensation costs for consultants are charged to the Consolidated Statements of Income and Deficit or capitalized to deferred costs, depending on the nature of the award. Had compensation costs for employees been determined based upon the fair value method, the net loss and net loss per share for the quarter and year to date would be the following pro-forma amounts respectively for the quarter and nine-month period ended November 30, 2003: ($663,380), ($647,270), ($0.04), ($0.04). Weighted average assumptions used in calculating compensation expense in respect of options granted to employees are as follows: Risk-free interest rate – 3.27%; Dividend yield – Nil%; Weighted average expected life of the options – 5 years; Expected volatility – 133%.

Certain of the prior figures have been reclassified to conform with the current presentation.

3. SHARE CAPITAL		November 30
		2003
Authorized:
Common shares without par value		100,000,000
Preferred shares without par value
designated into the following series:
Series ”A” preferred shares, without par value		1,000,000
Series ”B” preferred shares, without par value		100
Series ”C” preferred shares, without par value		1,000,000
Series ”D” preferred shares, without par value		4,000,000
Series ”E” preferred shares, without par value		4,000,000
Undesignated		9,999,900

Issued:
Common shares without par value		15,040,169

There were 20,000 common shares issued during the quarter, upon the exercise of stock options.

Stock options granted,	Issued and	Weighted
exercised and cancelled	outstanding	average
since August 31, 2003	options	exercise price
Outstanding at August 31, 2003	3,574,686	$1.22
Granted	–	–
Cancelled	(2,500)	1.69
Exercised	(20,000)	1.00
Outstanding at November 30, 2003	3,552,186	$1.22

At November 30, 2003 there were 2,633,123 vested options outstanding at an average strike price of $1.12

4. LONG-TERM INVESTMENTS, ADVANCES AND GOODWILL

Long-term investments, advances and goodwill are recorded at cost less amounts written off to reflect a permanent impairment in value. During the year ended February 28, 2003, the Company recorded a write-down of investment of $6,523,880 as a result of its decision to discontinue its support for the Quick Home Delivery Operations. The change in the long-term investments and other costs as well as goodwill balances from February 28, 2003 is due to translation adjustments.

5. INCOME TAX EXPENSE

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The Company continues to record current and future income tax amounts based on the Company’s results at the current income tax rate and expected net realizable value.

6. CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Three	Three	Nine	Nine
	months	months	months	months
	ending	ending	ending	ending
	Nov. 30,	Nov. 30,	Nov. 30,	Nov. 30,
	2003	2002	2003	2002
Accounts receivable	$885,704	$1,790,202	$(92,335)	$(209,543)
Inventory	421,771	(798,107)	(477,646)	(2,540,996)
Prepaid expenses	(196,873)	(276,111)	112,804	(422,357)
Accounts payable and
accrued liabilities	(899,382)	(429,100)	(510,641)	2,541,005
Changes in non-cash
operating working
capital items	$211,220	$286,884	$(967,818)	$(631,891)

7. LONG-TERM DEBT

The agreement with respect to the bank loan contains a demand feature whereby the bank can demand repayment at any time. The bank has indicated that it does not expect repayment of the loan other than as scheduled, accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

8. SEGMENTED INFORMATION

The Company operates in one industry segment. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and food products. Substantially all of the Company’s operations, assets and employees are located in Canada.

9. SEASONALITY

The Company’s revenue is subject to seasonal fluctuations with stronger sales occurring in the warmer months.

10. CONTINGENCIES

The Company is party to various legal claims which arise in the normal course of business. Since the issue of the most recent audited annual consolidated financial statements, some claims have been settled at a nominal cost to the Company. The amount has been charged against the contingent accrued liabilities.

11. SUBSEQUENT EVENT

Subsequent to the quarter ended November 30, 2003, the Company’s bank advanced an additional $1,539,527 ($2,000,000 Canadian) in long-term debt, which was applied against the bank operating line. The operating line limit has been reduced by the same amount.

LEADING BRANDS, INC. AT A GLANCE

Leading Brands, Inc. is North America’s only fully
integrated premium beverage company.

Shareholder Information:

Leading Brands, Inc.
NASDAQ:LBIX
Toll Free: 1-866-685-5200
Website: www.LBIX.com

Officers of the Company

Jody Christopherson
Vice President of Sales, Western Canada

Thomas Gaglardi
Secretary

Donna Higgins, CGA
Chief Financial Officer

Ralph D. McRae
Chairman, President and Chief Executive Officer

Robert Mockford
Vice President of Operations

Dave Read
President – LBI Brands, Inc.

Pat Wilson
Senior Vice President of Sales

LEADING BRANDS, INC.
Suite 1800 – 1500 West Georgia Street
Vancouver BC Canada V6G 2Z6
Tel: 604-685-5200 Fax: 604-685-5249
Toll free: 1-866-685-5200
www.LBIX.com
PRINTED IN CANADA